Exhibit 99.11

Volaris Reports Second Quarter 2014 Results: Disciplined Capacity Management and Record Non-Ticket Revenue per Passenger

Mexico City, Mexico July 28, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today announced its financial results for the second quarter 2014.

Second Quarter 2014 Highlights

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2013.

•	Total operating revenues were Ps.3,308 million for the second quarter, an increase of 9%, due to a seasonally stronger second quarter and non-ticket revenue growth.

•	Non-ticket revenues increased 44%, reaching Ps.659 million. Non-ticket revenue per passenger increased 26%, reaching Ps.275 (US$21), an important step forward in achieving our product unbundling strategy.

•	Total operating revenue per available seat mile (TRASM) decreased to Ps.113.2 cents (US$8.7 cents), a 5% decrease.

•	Operating expenses per available seat mile (CASM) excluding fuel decreased 1%, reaching Ps.70.4 cents (US$5.4 cents), reflecting Volaris’ constant sharp focus on cost control.

•	Adjusted EBITDAR was Ps.595 million with a net loss of Ps.75 million (Ps.0.07 per share / US$0.06 per ADS).

Volaris CEO Enrique Beltranena commented: “In the second quarter of 2014, fare and demand environment showed early signs of stabilization and then gradual recovery from the challenging fourth quarter 2013 and first quarter 2014 market conditions. The Volaris team turned around our key performance indicators throughout the most difficult months of the last years, resulting in an improvement compared to the first quarter. We consciously managed ASM capacity both, in terms of quantity and quality. Volaris delivered a monthly sequential improvement in total unit revenues. Capacity growth was controlled and redeployed where needed. Such improvement is uncommon in the aviation industry in such short timeframe. We are cautiously encouraged by the recent trends, and continue to see evidence of improvement in the economic environment and in our business performance going forward.”

An Improving, But Still Fragile, Macroeconomic Environment and Competitive Landscape Contribute to the Beginning of a Turnaround in the Second Quarter

•	The Mexican macroeconomic environment:

•	GDP growth estimates for the full year are 2.6%, according to the Mexican Central Bank survey from June 2014.

*Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	1

•	Consumer confidence decreased 2.4% year over year in June of 2014.

•	The Mexican General Economic Activity Indicator (IGAE) increased 1.4% in May of 2014 compared to the same period in 2013.

•	Mexican peso volatility: The Mexican peso depreciated 4.3% year over year against the US dollar, as the exchange rate devalued from an average of Ps.12.46 pesos per US dollar in the second quarter of 2013 to Ps.13.00 pesos per US dollar during the second quarter of 2014.

•	Fuel costs increase: The average economic fuel cost per gallon increased 6.5% year over year in the second quarter of 2014.

The Volaris ULCC Model Drives Progress in a Slightly Improved Market Environment

•	Unit revenue improvement: Quarter-over-quarter TRASM improved 12% as a result of a sequential monthly improvement average base fare and non-ticket revenue per passenger growth.

•	Rational capacity management in the domestic market and redeployment to the international market: Domestic market capacity grew 12% and international market capacity increased 25% in the second quarter year over year, coupled with network diversification.

•	Non-ticket revenues growth: Non-ticket revenues excluding cargo per passenger increased 46% year over year. Our non-ticket revenues strategy continued to unfold during the second quarter 2014, as the new baggage policy and the retail on-board program was rolled-out and the entire ancillary suite expanded and gained greater customer acceptance.

•	Air traffic volume increase: The DGAC (Dirección General de Aeronáutica Civil) reported an overall passenger increase for Mexican carriers of 12% for the first five months of 2014 and Volaris market share remained at 23% in total market, the second largest operator among Mexican carriers.

•	New routes and operations: During the second quarter, Volaris launched three new point-to-point routes (two domestic and one international), focusing on our VFR customer base.

Second Quarter Operating Revenues: Challenging Start to the Quarter, Trends Improving

Volaris booked 2.4 million passengers in the second quarter 2014. This equates to a 15% growth rate in the second quarter 2014 as compared to the second quarter in 2013.

Volaris traffic (measured in terms of revenue passenger miles or RPMs) increased 14% in the second quarter 2014 year over year.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	2

For the second quarter 2014, Volaris’ total operating revenues were Ps.3,308 million, an increase of 9% year over year. Average fare decreased 10% in the second quarter 2014 year over year.

During the second quarter 2014, our non-ticket revenues and non-ticket revenue per passenger reached Ps.659 million and Ps.275, respectively. Non-ticket revenues excluding cargo per passenger increased 46% in the second quarter year over year.

Passenger revenue per available seat mile (RASM) was 11% lower compared to the second quarter 2013, and total operating revenue per available seat mile (TRASM) was 5% lower, resulting from a weak fare environment, partially offset by stronger non-ticket revenues.

Rigorous Cost Discipline: A Key Component of the Volaris ULCC Model

CASM for the second quarter 2014 was Ps.116.4 cents (US$8.9 cents), a 1% increase compared to the second quarter of 2013, driven by a higher economic fuel cost per gallon and a higher average exchange rate during the quarter. CASM excluding fuel decreased 2% year over year to Ps.70.4 cents (US$5.4 cents) in the second quarter.

Young and Fuel Efficient Fleet: Increasing Cost Efficiency

Reflecting our strategy to further reduce unit costs, Volaris has continued to take deliveries of larger sharklet-equipped A320 aircraft. During the second quarter of 2014 Volaris received two new sharklet-equipped A320s, bringing our seat mix of A320/A319 to a 65/35 percent split.

As of June 30, 2014, the Company’s fleet was comprised of 48 aircraft (29 A320s and 19 A319s), with an average age of 4.1 years.

Strong Balance Sheet and Liquidity: A Foundation for Long Term Growth

As of June 30, 2014, Volaris had Ps.2,088 million in unrestricted cash and cash equivalents. The Company recorded negative net debt (or a positive net cash position) of Ps.1,330 million and total equity was Ps.3,526 million.

Volaris was net cash flow from operating activities neutral during the second quarter 2014, Volaris incurred capital expenditures of Ps.215 million, which included pre-delivery payments for future deliveries of aircraft net of refunds of Ps.89 million and acquisitions of rotable spare parts, furniture and equipment of Ps.126 million.

Investors are urged to carefully read the Company’s periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	3

Conference Call/Webcast Details:

Volaris will conduct a conference call to discuss these results today, July 28, 2014, at 11:00 a.m. ET. A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” operations, serving Mexico and the US. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 115 and its fleet from four to 48 aircraft. Volaris offers more than 220 daily flight segments on routes that connect 35 cities in Mexico and 15 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years.

For more information, please visit: www.volaris.com

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations or beliefs concerning future events. When used in this release, the words “expects,” “estimates,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings.

Investor Relations Contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	4

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended June 30, 2014 (US Dollars)*	Three months ended June 30, 2014	Three months ended June 30, 2013	Variance (%)
Total operating revenues (millions)	254	3,308	3,035	9.0%
Total operating expenses (millions)	261	3,403	2,933	16.0%
EBIT (millions)	(7)	(95)	102	NA
EBIT margin	(2.9%)	(2.9%)	3.4%	(6.3) pp
Adjusted EBITDA (millions)	(2)	(34)	156	NA
Adjusted EBITDA margin	(1.0%)	(1.0%)	5.2%	(6.2) pp
Adjusted EBITDAR (millions)	46	595	673	(11.6%)
Adjusted EBITDAR margin	18.0%	18.0%	22.2%	(4.2) pp
Net (loss) income (millions)	(6)	(75)	173	NA
Net margin	(2.3%)	(2.3%)	5.7%	(8.0) pp
Earnings per share:
Basic	—	(0.07)	0.22	NA
Diluted	—	(0.07)	0.22	NA
Earnings per ADS:
Basic	(0.06)	(0.74)	2.15	NA
Diluted	(0.06)	(0.74)	2.15	NA
Weighted average shares outstanding:
Basic	—	1,011,876,677	809,777,350	25.0%
Diluted	—	1,011,876,677	809,777,350	25.0%

Available seat miles (ASMs) (millions)	—	2,923	2,540	15.1%
Domestic	—	2,203	1,965	12.1%
International	—	720	574	25.4%
Revenue passenger miles (RPMs) (millions)	—	2,386	2,101	13.6%
Domestic	—	1,764	1,591	10.9%
International	—	622	509	22.0%
Load factor	—	81.6%	82.7%	(1.1) pp
Domestic	—	80.1%	81.0%	(0.9) pp
International	—	86.4%	88.7%	(2.3) pp

Total operating revenue per ASM (TRASM) (cents)	8.7	113.2	119.5	(5.3%)
Passenger revenue per ASM (RASM) (cents)	7.0	90.6	101.5	(10.7%)
Passenger revenue per RPM (yield) (cents)	8.5	111.0	122.8	(9.5%)
Average fare	84.9	1,107	1,234	(10.3%)
Non-ticket revenue per passenger	21.1	275	219	26.0%
Non-ticket revenue excluding cargo per passenger	19.3	252	172	46.4%
Operating expenses per ASM (CASM) (cents)	8.9	116.4	115.5	0.8%
CASM ex fuel (cents)	5.4	70.4	71.5	(1.5%)

Booked passengers (thousands)	—	2,393	2,090	14.5%
Departures	—	18,498	16,124	14.7%
Block hours	—	48,801	42,841	13.9%
Fuel gallons consumed (millions)	—	34.1	30.2	13.0%
Average economic fuel cost per gallon	3.0	39.4	37.0	6.5%
Aircraft at end of period	—	48	43	11.6%
Average aircraft utilization (block hours)	—	12.4	12.1	2.3%
Average exchange rate	—	13.00	12.46	4.3%

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Six months ended June 30, 2014 (US Dollars)*	Six months ended June 30, 2014	Six months ended June 30, 2013	Variance (%)
Total operating revenues (millions)	467	6,084	6,097	(0.2%)
Total operating expenses (millions)	511	6,667	5,957	11.9%
EBIT (millions)	(45)	(583)	140	NA
EBIT margin	(9.6%)	(9.6%)	2.3%	(11.9) pp
Adjusted EBITDA (millions)	(36)	(465)	276	NA
Adjusted EBITDA margin	(7.6%)	(7.6%)	4.5%	(12.1) pp
Adjusted EBITDAR (millions)	58	757	1,306	(42.0%)
Adjusted EBITDAR margin	12.4%	12.4%	21.4%	(9.0) pp
Net (loss) income (millions)	(34)	(445)	109	NA
Net margin	(7.3%)	(7.3%)	1.8%	(9.1) pp
Earnings per share:
Basic	—	(0.44)	0.14	NA
Diluted	—	(0.44)	0.14	NA
Earnings per ADS:
Basic	(0.34)	(4.40)	1.40	NA
Diluted	(0.34)	(4.40)	1.40	NA
Weighted average shares outstanding:
Basic	—	1,011,876,677	803,382,392	26.0%
Diluted	—	1,011,876,677	803,382,392	26.0%

Available seat miles (ASMs) (millions)	—	5,665	5,015	13.0%
Domestic	—	4,247	3,822	11.1%
International	—	1,418	1,192	18.9%
Revenue passenger miles (RPMs) (millions)	—	4,600	4,101	12.2%
Domestic	—	3,403	3,067	10.9%
International	—	1,197	1,034	15.8%
Load factor	—	81.2%	81.8%	(0.6) pp
Domestic	—	80.1%	80.2%	(0.1) pp
International	—	84.4%	86.7%	(2.3) pp

Total operating revenue per ASM (TRASM) (cents)	8.2	107.4	121.6	(11.7%)
Passenger revenue per ASM (RASM) (cents)	6.7	86.7	103.0	(15.9%)
Passenger revenue per RPM (yield) (cents)	8.2	106.8	126.0	(15.3%)
Average fare	82.7	1,078	1,275	(15.5%)
Non-ticket revenue per passenger	19.8	258	230	12.1%
Non-ticket revenue excluding cargo per passenger	17.7	231	181	28.0%
Operating expenses per ASM (CASM) (cents)	9.0	117.7	118.8	(0.9%)
CASM ex fuel (cents)	5.5	71.2	72.6	(1.9%)

Booked passengers (thousands)	—	4,554	4,050	12.4%
Departures	—	35,321	31,823	11.0%
Block hours	—	94,051	85,073	10.6%
Fuel gallons consumed (millions)	—	65.7	59.4	10.6%
Average economic fuel cost per gallon	3.1	40.1	39.0	2.7%
Aircraft at end of period	—	48	43	11.6%
Average aircraft utilization (block hours)	—	12.4	12.0	3.6%
Average exchange rate	—	13.12	12.56	4.4%

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended June 30, 2014 (US Dollars)*	Three months ended June 30, 2014	Three months ended June 30, 2013	Variance (%)
Operating revenues:
Passenger	203	2,649	2,579	2.7%
Non-ticket	51	659	457	44.3%
	254	3,308	3,035	9.0%

Other operating income	(0)	(1)	(2)	(61.8%)
Fuel	103	1,345	1,118	20.4%
Aircraft and engine rent expense	48	629	516	21.9%
Landing, take-off and navigation expenses	40	526	458	14.8%
Salaries and benefits	30	390	384	1.6%
Sales, marketing and distribution expenses	15	195	159	22.3%
Maintenance expenses	11	148	151	(2.0%)
Other operating expenses	8	110	94	16.8%
Depreciation and amortization	5	61	54	12.1%
Operating expenses	261	3,403	2,933	16.0%

Operating (loss) income	(7)	(95)	102	NA

Finance income	0	5	8	(35.7%)
Finance cost	(1)	(9)	(18)	(52.6%)
Exchange (loss) gain, net	(1)	(15)	127	NA
Comprehensive financing result	(1)	(18)	117	NA

(Loss) income before income tax	(9)	(113)	220	NA
Income tax benefit (expense)	3	38	(46)	NA
Net (loss) income	(6)	(75)	173	NA

Attribution of net (loss) income:
Equity holders of the parent	(6)	(75)	174	NA
Non-controlling interest	—	—	(1)	NA
Net (loss) income	(6)	(75)	173	NA

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Six months ended June 30, 2014 (US Dollars)*	Six months ended June 30, 2014	Six months ended June 30, 2013	Variance (%)
Operating revenues:
Passenger	377	4,910	5,166	(5.0%)
Non-ticket	90	1,173	931	26.1%
	467	6,084	6,097	(0.2%)

Other operating income	(0)	(4)	(26)	(83.1%)
Fuel	202	2,632	2,316	13.6%
Aircraft and engine rent expense	94	1,222	1,031	18.6%
Landing, take-off and navigation expenses	80	1,046	919	13.8%
Salaries and benefits	60	779	747	4.3%
Sales, marketing and distribution expenses	27	352	346	1.9%
Maintenance expenses	23	306	292	4.9%
Other operating expenses	17	215	197	9.3%
Depreciation and amortization	9	118	135	(12.6%)
Operating expenses	512	6,667	5,957	11.9%

Operating (loss) income	(45)	(583)	140	NA

Finance income	1	10	13	(19.3%)
Finance cost	(1)	(14)	(36)	(61.8%)
Exchange (loss) gain, net	(0)	(4)	19	NA
Comprehensive financing result	(1)	(7)	(4)	63.6%

(Loss) income before income tax	(45)	(590)	136	NA
Income tax benefit (expense)	11	145	(27)	NA
Net (loss) income	(34)	(445)	109	NA

Attribution of net (loss) income:
Equity holders of the parent	(34)	(445)	112	NA
Non-controlling interest	—	—	(3)	NA
Net (loss) income	(34)	(445)	109	NA

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	June 30, 2014 Unaudited (US Dollars)*	June 30, 2014 Unaudited	December 31, 2013 Audited
Assets
Cash and cash equivalents	160	2,088	2,451
Accounts receivable	52	683	602
Inventories	10	124	114
Prepaid expenses and other current assets	29	376	323
Financial instruments	1	8	11
Guarantee deposits	43	558	499
Total current assets	294	3,837	4,000
Rotable spare parts, furniture and equipment, net	129	1,679	1,341
Intangible assets, net	5	68	79
Deferred income tax	35	457	305
Guarantee deposits	212	2,760	2,603
Other assets	4	53	49
Total assets	679	8,854	8,378
Liabilities
Unearned transportation revenue	149	1,940	1,393
Accounts payable	38	499	537
Accrued liabilities	77	1,010	1,033
Taxes and fees payable	66	855	599
Financial instruments	2	32	32
Financial debt	10	131	268
Other liabilities	1	7	9
Total short-term liabilities	343	4,473	3,872
Financial instruments	5	60	74
Financial debt	48	627	294
Accrued liabilities	9	118	138
Other liabilities	1	13	11
Employee benefits	—	6	5
Deferred income taxes	2	30	22
Total liabilities	409	5,328	4,415
Equity
Capital stock	228	2,974	2,974
Treasury shares	(8)	(108)	(108)
Contributions for future capital increases	—	—	—
Legal reserve	3	38	38
Additional paid-in capital	137	1,786	1,786
Accumulated losses	(85)	(1,106)	(661)
Accumulated other comprehensive losses	(4)	(58)	(66)
Total equity attributable to equity holders of the parent	271	3,526	3,962
Non-controlling interest	—	—	—
Total equity	271	3,526	3,962
Total liabilities and equity	679	8,854	8,378

Total shares outstanding basic and diluted		1,011,876,677	1,011,876,677

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

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Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Thee months ended June 30, 2014 (US Dollars)*	Three months ended June 30, 2014	Three months ended June 30, 2013

Net cash flow (used in) provided by operating activities	(1)	(8)	355
Net cash flow (used in) provided by investing activities	(17)	(215)	77
Net cash flow provided by (used in) financing activities	7	85	(246)
(Decrease) increase in cash and cash equivalents	(11)	(139)	185
Net foreign exchange differences	(1)	(13)	14
Cash and cash equivalents at beginning of period	172	2,240	926
Cash and cash equivalents at end of period	160	2,088	1,126

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

Unaudited (In millions of Mexican pesos)	Six months ended June 30, 2014 (US Dollars)*	Six months ended June 30, 2014	Six months ended June 30, 2013

Net cash flow (used in) provided by operating activities	(7)	(94)	626
Net cash flow (used in) provided by investing activities	(34)	(443)	138
Net cash flow provided by (used in) financing activities	14	184	(450)
(Decrease) increase in cash and cash equivalents	(27)	(353)	314
Net foreign exchange differences	(1)	(9)	(11)
Cash and cash equivalents at beginning of period	188	2,451	822
Cash and cash equivalents at end of period	160	2,088	1,126

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

Controladora Vuela Compañía de Aviación, S.A.B. de C.V.	10

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014
STATEMENT OF FINANCIAL POSITION
NEW YORK STOCK EXCHANGE CODE: VLRS

AT JUNE 30 2014 AND DECEMBER 31 2013
CONSOLIDATED
(Thousand Pesos)

Ref	Account / Subaccount	Ending current	Previous year end
		Amount	Amount
10000000	Total assets	8,854,123	8,377,784

11000000	Total current assets	3,837,166	3,999,960

11010000	Cash and cash equivalents	2,088,197	2,450,773
11020000	Short-term investments	0	0
11020010	Available-for-sale investments	0	0
11020020	Trading investments	0	0
11020030	Held-to-maturity investments	0	0
11030000	Accounts receivables, net	245,058	222,230
11030010	Accounts receivables	279,003	252,005
11030020	Provisions for doubtful accounts	-33,945	-29,775
11040000	Other receivables, net	438,020	379,929
11040010	Other receivables	438,020	379,929
11040020	Provisions for doubtful accounts	0	0
11050000	Inventories	123,965	113,835
11051000	Biological current assets	0	0
11060000	Other current assets	941,926	833,193
11060010	Prepaid expenses	376,065	322,971
11060020	Financial instruments	8,076	11,133
11060030	Assets available for sale	0	0
11060050	Rights and licenses	0	0
11060060	Other	557,785	499,089

12000000	Total non-current assets	5,016,957	4,377,824

12010000	Accounts receivable, net	0	0
12020000	Investments	0	0
12020010	Investments in associates and joint ventures	0	0
12020020	Held-to-maturity investments	0	0
12020030	Available-for-sale investments	0	0
12020040	Other investments	0	0
12030000	Property, plant and equipment, net	1,679,387	1,341,323
12030010	Land and buildings	0	0
12030020	Machinery and industrial equipment	0	0
12030030	Other equipment	1,223,461	953,538
12030040	Accumulated depreciation and amortization	-673,637	-569,100
12030050	Construction in process	1,129,563	956,885
12040000	Investment property	0	0
12050000	Biological non-current assets	0	0
12060000	Intangible assets, net	67,596	79,282
12060010	Goodwill	0	0
12060020	Trademarks	0	0
12060030	Rights and licenses	1,258	2,009
12060031	Concessions	0	0
12060040	Other intangible assets	66,338	77,273
12070000	Deferred tax assets	457,470	304,525
12080000	Other non-current assets	2,812,504	2,652,694
12080001	Prepaid expenses	0	0
12080010	Financial instruments	0	0
12080020	Employee benefits	0	0
12080021	Available for sale assets	0	0
12080040	Deferred charges	0	0
12080050	Other	2,812,504	2,652,694

20000000	Total liabilities	5,328,179	4,415,414

21000000	Total short-term liabilities	4,473,116	3,871,529

21010000	Financial debt	127,709	266,121
21020000	Stock market loans	0	0
21030000	Other liabilities with cost	0	0
21040000	Suppliers	491,079	533,555
21050000	Taxes payable	854,564	598,976
21050010	Income tax payable	18,412	44,713
21050020	Other taxes payable	836,152	554,263
21060000	Other short-term liabilities	2,999,764	2,472,877

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014
STATEMENT OF FINANCIAL POSITION
NEW YORK STOCK EXCHANGE CODE: VLRS

AT JUNE 30 2014 AND DECEMBER 31 2013
CONSOLIDATED
(Thousand Pesos)

Ref	Account / Subaccount	Ending current	Previous year end
		Amount	Amount
21060010	Interest payable	2,987	2,347
21060020	Financial instruments	32,404	31,845
21060030	Deferred revenue	1,939,623	1,393,469
21060050	Employee benefits	0	0
21060060	Provisions	6,853	9,498
21060061	Current liabilities related to available for sale assets	0	0
21060080	Other	1,017,897	1,035,718

22000000	Total long-term liabilities	855,063	543,885

22010000	Financial Debt	627,413	293,824
22020000	Stock market loans	0	0
22030000	Other liabilities with cost	0	0
22040000	Deferred tax liabilities	29,868	21,530
22050000	Other non-current liabilities	197,782	228,531
22050010	Financial instruments	60,179	74,306
22050020	Deferred revenue	0	0
22050040	Employee benefits	6,142	5,260
22050050	Provisions	13,349	11,381
22050051	Long-term liabilities related to available for sale assets	0	0
22050070	Other	118,112	137,584

30000000	Total equity	3,525,944	3,962,370

30010000	Equity attributable to equity holders of parent	3,525,944	3,962,370
30030000	Capital stock	2,973,559	2,973,559
30040000	Shares repurchased	0	0
30050000	Premium on issuance of shares	1,785,908	1,785,744
30060000	Contributions for future capital increases	1	1
30070000	Other contributed capital	-107,730	-107,730
30080000	Retained earnings (accumulated losses)	-1,067,677	-622,717
30080010	Legal reserve	38,250	38,250
30080020	Other reserves	0	0
30080030	Accumulated losses	-660,967	-929,645
30080040	Net (loss) income for the period	-444,960	268,678
30080050	Others	0	0
30090000	Accumulated other comprehensive income (net of tax)	-58,117	-66,487
30090010	Gain on revaluation of properties	0	0
30090020	Actuarial gains (losses) from labor obligations	-375	-375
30090030	Foreign currency translation	0	0
30090040	Changes in the valuation of financial assets available for sale	0	0
30090050	Changes in the valuation of derivative financial instruments	-57,742	-66,112
30090060	Changes in fair value of other assets	0	0
30090070	Share of other comprehensive income of associates and joint ventures	0	0
30090080	Other comprehensive income	0	0
30020000	Non-controlling interest	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014
STATEMENT OF FINANCIAL POSITION INFORMATIONAL DATA
NEW YORK STOCK EXCHANGE CODE: VLRS

AT JUNE 30 2014 AND DECEMBER 31 2013
CONSOLIDATED
(Thousand Pesos)

		Ending current	Previous year end
Ref	Concepts	Amount	Amount
91000010	Short-term foreign currency liabilities	563,386	744,497
91000020	Long term foreign currency liabilities	687,597	368,130
91000030	Capital stock	2,973,559	2,973,559
91000040	Restatement of capital stock	0	0
91000050	Plan assets for pensions and seniority premiums	0	0
91000060	Number of executives (*)	0	0
91000070	Number of employees (*)	2,796	2,692
91000080	Number of workers (*)	0	0
91000090	Outstanding shares (*)	1,011,876,677	1,011,876,677
91000100	Repurchased shares (*)	0	0
91000110	Restricted cash (1)	0	0
91000120	Guaranteed debt of associated companies	0	0

(1)	This concept must be filled when there are guarantees or restrictions that affect cash and cash equivalents
(*)	Data in units

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	STATEMENTS OF COMPREHENSIVE INCOME
CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2014 AND 2013
(Thousand Pesos)

		Current Year		Previous year
Ref	Account / Subaccount	Accumulated	Quarter	Accumulated	Quarter
40010000	Revenues	6,083,752	3,308,394	6,097,051	3,035,464
40010010	Services	6,083,752	3,308,394	6,097,051	3,035,464
40010020	Sale of goods	0	0	0	0
40010030	Interests	0	0	0	0
40010040	Royalties	0	0	0	0
40010050	Dividends	0	0	0	0
40010060	Leases	0	0	0	0
40010061	Constructions	0	0	0	0
40010070	Other revenue	0	0	0	0
40020000	Cost of sales	0	0	0	0
40021000	Gross profit	6,083,752	3,308,394	6,097,051	3,035,464
40030000	General expenses	6,664,721	3,400,191	5,964,373	2,929,227
40040000	(Loss) income before other income (expenses), net	-580,969	-91,797	132,678	106,237
40050000	Other (expenses) income, net	-2,113	-3,227	7,674	-3,862
40060000	Operating (loss) income	-583,082	-95,024	140,352	102,375
40070000	Finance income	10,309	5,412	32,016	135,491
40070010	Interest income	10,293	5,404	11,063	8,384
40070020	Gain on foreign exchange, net	0	0	19,246	127,076
40070030	Gain on derivatives, net	0	0	0	0
40070040	Gain on change in fair value of financial instruments	0	0	0	0
40070050	Other finance income	16	8	1,707	31
40080000	Finance costs	17,493	23,412	36,407	17,992
40080010	Interest expense	0	0	26,758	13,371
40080020	Loss on foreign exchange, net	3,576	14,876	0	0
40080030	Loss on derivatives, net	0	0	0	0
40080050	Loss on change in fair value of financial instruments	0	0	0	0
40080060	Other finance costs	13,917	8,536	9,649	4,621
40090000	Finance loss income, net	-7,184	-18,000	-4,391	117,499
40100000	Share of income (loss) of associates and joint ventures	0	0	0	0
40110000	(Loss) income before income tax	-590,266	-113,024	135,961	219,874
40120000	Income tax expense (benefit)	-145,306	-38,196	27,138	46,429
40120010	Current tax	2,260	0	7,112	1,745
40120020	Deferred tax	-147,566	-38,196	20,026	44,684
40130000	(Loss) income from continuing operations	-444,960	-74,828	108,823	173,445
40140000	(Loss) income from discontinued operations	0	0	0	0
40150000	Net (loss) income	-444,960	-74,828	108,823	173,445
40160000	Loss attributable to non-controlling interest	0	0	-3,386	-1,050
40170000	(Loss) income attributable to owners of parent	-444,960	-74,828	112,209	174,495

40180000	Earnings (loss) per share basic	-0.44	-0.07	0.14	0.22
40190000	Earnings (loss) per share diluted	-0.44	-0.07	0.14	0.22

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	STATEMENTS OF COMPREHENSIVE INCOME
	OTHER COMPREHENSIVE INCOME (NET OF INCOME TAX)	CONSOLIDATED
FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2014 AND 2013
(Thousand Pesos)

Ref	Account / Subaccount	Current year		Previous year
		Accumulated	Quarter	Accumulated	Quarter
40200000	Net (loss) income	-444,960	-74,828	108,823	173,445
	Disclosures not be reclassified on income
40210000	Property revaluation gains	0	0	0	0
40220000	Actuarial earnings (loss) from labor obligations	0	0	0	0
40220100	Share of income on revaluation on properties of associates and joint ventures	0	0	0	0

	Disclosures may be reclassified subsequently to income
40230000	Foreign currency translation	0	0	0	0
40240000	Changes in the valuation of financial assets held-for-sale	0	0	0	0
40250000	Changes in the valuation of derivative financial instruments	8,370	7,524	13,350	3,972
40260000	Changes in fair value of other assets	0	0	0	0
40270000	Share of other comprehensive income of associates and joint ventures	0	0	0	0
40280000	Other comprehensive income	0	0	0	0

40290000	Total other comprehensive income	8,370	7,524	13,350	3,972

	Total comprehensive (loss) income	-436,590	-67,304	122,173	177,417

40320000	Comprehensive income (loss) attributable to non-controlling interest	0	0	-3,357	-1,213
40310000	Comprehensive (loss) income, attributable to equity holders of parent	-436,590	-67,304	125,530	178,630

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	STATEMENTS OF COMPREHENSIVE INCOME
INFORMATIONAL DATA
CONSOLIDATED

FOR THE SIX AND THREE MONTHS ENDED JUNE 30, 2014 AND 2013
(Thousand Pesos)

Ref	Account / Subaccount	Current year		Previous year
		Accumulated	Quarter	Accumulated	Quarter
92000010	Operating depreciation and amortization	118,333	60,648	135,351	54,106

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	STATEMENTS OF COMPREHENSIVE INCOME INFORMATIONAL DATA (12 MONTHS) (Thousand Pesos)	CONSOLIDATED

Ref	Account / Subaccount	Year
		Current	Previous
92000030	Revenues net (**)	12,989,172	12,666,496
92000040	Operating (loss) income (**)	-406,057	645,134
92000060	Net (loss) income (**)	-288,491	468,268
92000050	(Loss) income, attributable to equity holders of parent(**)	-288,491	453,409
92000070	Operating depreciation and amortization (**)	284,513	259,247

(**)	Information last 12 months

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	STATEMENT OF CHANGES IN EQUITY (THOUSAND PESOS)	CONSOLIDATED

Concepts	Capital stock	Shares repurchased	Additional paid-in capital	Contributions for future capital Increases	Other capital contributed	Retained earnings (accumulated losses)		Accumulated other comprehensive income (loss)	Equity attributable to holders of parent	Non- controlling interest
						Reserves	(Accumulated Losses)				Total equity
Balance at January 1, 2013	2,376,098	0	-190,850	1	-133,723	38,250	-929,645	-107,910	1,052,221	22,446	1,074,667

Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0

Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0

Reserves	0	0	0	0	0	0	0	0	0	0	0

Dividends	0	0	0	0	0	0	0	0	0	0	0

Capital increase (decrease)	88,847	0	0	0	0	0	0	0	88,847	0	88,847

Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in Additional paid-in capital	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in non-controlling interests	0	0	-69,758	0	0	0	0	0	-69,758	-19,089	-88,847

Other changes	0	0	0	0	0	0	0	0	0	0	0

Comprehensive income	0	0	0	0	0	0	112,209	13,321	125,530	-3,357	122,173

Balance at June 30, 2013	2,464,945	0	-260,608	1	-133,723	38,250	-817,436	-94,589	1,196,840	0	1,196,840

Balance at January 1, 2014	2,973,559	0	1,785,744	1	-107,730	38,250	-660,967	-66,487	3,962,370	0	3,962,370

Retrospective adjustments	0	0	0	0	0	0	0	0	0	0	0

Application of comprehensive income to retained earnings	0	0	0	0	0	0	0	0	0	0	0

Reserves	0	0	0	0	0	0	0	0	0	0	0

Dividends	0	0	0	0	0	0	0	0	0	0	0

Capital increase (decrease)	0	0	0	0	0	0	0	0	0	0	0

Repurchase of shares	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in Additional paid in capital	0	0	0	0	0	0	0	0	0	0	0

(Decrease) increase in non-controlling interests	0	0	0	0	0	0	0	0	0	0	0

Other changes	0	0	164	0	0	0	0	0	164	0	164

Comprehensive (loss) income	0	0	0	0	0	0	-444,960	8,370	-436,590	0	-436,590

Balance at June 30, 2014	2,973,559	0	1,785,908	1	-107,730	38,250	-1,105,927	-58,117	3,525,944	0	3,525,944

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
	(Thousand Pesos)	CONSOLIDATED

		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
Operating activities
50010000	(Loss) income before income tax	-590,266	135,961
50020000	+(-) Items not requiring cash	-10,599	-12,682
50020010	+ Estimate for the period	0	0
50020020	+ Provision for the period	0	0
50020030	+(-) Other unrealized items	-10,599	-12,682
50030000	+(-) Items related to investing activities	105,410	95,221
50030010	Depreciation and amortization for the period	118,333	135,351
50030020	(-)+ Gain or loss on sale of property, plant and equipment	-2,614	-23,970
50030030	+(-) Loss (reversal) impairment	0	0
50030040	(-)+ Equity in results of associates and joint ventures	0	0
50030050	(-) Dividends received	0	0
50030060	(-) Interest received	-10,309	-12,770
50030070	(-) Foreign Exchange	0	-3,390
50030080	(-)+ Other inflows (outflows) of cash	0	0
50040000	+(-) Items related to financing activities	35,843	55,114
50040010	(+) Accrued interest	13,917	36,407
50040020	(+) Foreign Exchange	7,114	0
50040030	(+) Financial instruments	14,812	18,707
50040040	(-)+ Other inflows (outflows) of cash	0	0
50050000	Cash flows before income tax	-459,612	273,614
50060000	Cash flows provided by (used in) operating activities	365,588	352,725
50060010	+(-) Decrease (increase) in trade accounts receivable	-26,998	-155,991
50060020	+(-) Decrease (increase) in inventories	-10,130	-6,232
50060030	+(-) Decrease (increase) in other accounts receivable	-332,494	-344,476
50060040	+(-) Increase (decrease) in trade accounts payable	-27,593	15,635
50060050	+(-) Increase (decrease) in other liabilities	769,154	850,634
50060060	+(-) Income taxes paid or returned	-6,351	-6,845
50070000	Net cash flows from (used in) operating activities	-94,024	626,339
Investing activities
50080000	Net cash flows (used in) provided by investing activities	-442,945	138,494
50080010	(-) Permanent investments	0	0
50080020	+ Disposition of permanent investments	0	0
50080030	(-) Investment in property, plant and equipment	-716,728	-420,648
50080040	+ Sale of property, plant and equipment	276,762	572,982
50080050	(-) Temporary investments	0	0
50080060	+ Disposition of temporary investments	0	0
50080070	(-) Investment in intangible assets	-2,979	-13,840
50080080	+ Disposition of intangible assets	0	0
50080090	(-) Acquisitions of ventures	0	0
50080100	+ Dispositions of ventures	0	0
50080110	+ Dividend received	0	0
50080120	+ Interest received	0	0
50080130	+(-) Decrease (increase) advances and loans to third parts	0	0
50080140	-(+) Other inflows (outflows) of cash	0	0
Financing activities
50090000	Net cash flow provided by (used in) financing activities	183,731	-450,483
50090010	+ Financial debt	465,076	89,575
50090020	+ Stock market financing	0	0
50090030	+ Other financing	0	0
50090040	(-) Payments of Financial debt amortization	-267,677	-501,129
50090050	(-) Stock market financing amortization	0	0
50090060	(-) Other financing amortization	0	0
50090070	+(-) Increase (decrease) in capital stock	0	0
50090080	(-) Dividends paid	0	0
50090090	+ Premium on issuance of shares	0	0
50090100	+ Contributions for future capital increases	0	0
50090110	(-) Interest expense	-10,511	-38,929
50090120	(-) Repurchase of shares	0	0
50090130	(-)+ Other inflows (outflows) of cash	-3,157	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	STATEMENT OF CASH FLOWS

FOR THE SIX MONTHS ENDED JUNE 30, 2014 AND 2013
	(Thousand Pesos)	CONSOLIDATED

		Current year	Previous year
Ref	Account/Subaccount	Amount	Amount
50100000	Net (decrease) increase in cash and cash equivalents	-353,238	314,350
50110000	Net foreign exchange differences on the cash balance	-9,338	-10,923
50120000	Cash and cash equivalents at beginning of period	2,450,773	822,076
50130000	Cash and cash equivalents at end of period	2,088,197	1,125,503

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 1 / 11

CONSOLIDATED

Volaris Reports Second Quarter 2014 Results: Disciplined Capacity Management and Record Non-Ticket Revenue per Passenger

Mexico City, Mexico July 28, 2014 – Volaris* (NYSE: VLRS and BMV: VOLAR), the ultra-low-cost airline serving Mexico and the US, today announced its financial results for the second quarter 2014.

Second Quarter 2014 Highlights

The following financial information, unless otherwise indicated, is presented in accordance with International Financial Reporting Standards (IFRS). Unless otherwise stated, all comparisons with prior periods refer to the second quarter of 2013.

•	Total operating revenues were Ps.3,308 million for the second quarter, an increase of 9%, due to a seasonally stronger second quarter and non-ticket revenue growth.

•	Non-ticket revenues increased 44%, reaching Ps.659 million. Non-ticket revenue per passenger increased 26%, reaching Ps.275 (US$21), an important step forward in achieving our product unbundling strategy.

•	Total operating revenue per available seat mile (TRASM) decreased to Ps.113.2 cents (US$8.7 cents), a 5% decrease.

•	Operating expenses per available seat mile (CASM) excluding fuel decreased 1%, reaching Ps.70.4 cents (US$5.4 cents), reflecting Volaris’ constant sharp focus on cost control.

•	Adjusted EBITDAR was Ps.595 million with a net loss of Ps.75 million (Ps.0.07 per share / US$0.06 per ADS).

Volaris CEO Enrique Beltranena commented: “In the second quarter of 2014, fare and demand environment showed early signs of stabilization and then gradual recovery from the challenging fourth quarter 2013 and first quarter 2014 market conditions. The Volaris team turned around our key performance indicators throughout the most difficult months of the last years, resulting in an improvement compared to the first quarter. We consciously managed ASM capacity both, in terms of quantity and quality. Volaris delivered a monthly sequential improvement in total unit revenues. Capacity growth was controlled and redeployed where needed. Such improvement is uncommon in the aviation industry in such short timeframe. We are cautiously encouraged by the recent trends, and continue to see evidence of improvement in the economic environment and in our business performance going forward.”

An Improving, But Still Fragile, Macroeconomic Environment and Competitive Landscape Contribute to the Beginning of a Turnaround in the Second Quarter

•	The Mexican macroeconomic environment:

•	GDP growth estimates for the full year are 2.6%, according to the Mexican Central Bank survey from June 2014.

•	Consumer confidence decreased 2.4% year over year in June of 2014.

•	The Mexican General Economic Activity Indicator (IGAE) increased 1.4% in May of 2014 compared to the same period in 2013.

•	Mexican peso volatility: The Mexican peso depreciated 4.3% year over year against the US dollar, as the exchange rate devalued from an average of Ps.12.46 pesos per US dollar in the second quarter of 2013 to Ps.13.00 pesos per US dollar during the second quarter of 2014.

•	Fuel costs increase: The average economic fuel cost per gallon increased 6.5% year over year in the second quarter of 2014.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 2 / 11

CONSOLIDATED

The Volaris ULCC Model Drives Progress in a Slightly Improved Market Environment

•	Unit revenue improvement: Quarter-over-quarter TRASM improved of 12% as a result of a sequential monthly improvement average base fare and non-ticket revenue per passenger growth.

•	Rational capacity management in the domestic market and redeployment to the international market: Domestic market capacity grew of 12% and international market capacity increased of 25% in the second quarter year over year, coupled with network diversification.

•	Non-ticket revenues growth: Non-ticket revenues excluding cargo per passenger increased 46% year over year. Our non-ticket revenues strategy continued to unfold during the second quarter 2014, as the new baggage policy and the retail on-board program was rolled-out and the entire ancillary suite expanded and gained greater customer acceptance.

•	Air traffic volume increase: The DGAC (Dirección General de Aeronáutica Civil) reported an overall passenger increase for Mexican carriers of 12% for the first five months of 2014 and Volaris market share remained at 23% in total market, the second largest operator among Mexican carriers.

•	New routes and operations: During the second quarter, Volaris launched three new point-to-point routes (two domestic and one international), focusing on our VFR customer base.

Second Quarter Operating Revenues: Challenging Start to the Quarter, Trends Improving

Volaris booked 2.4 million passengers in the second quarter 2014. This equates to a 15% growth rate in the second quarter 2014 as compared to the second quarter in 2013.

Volaris traffic (measured in terms of revenue passenger miles or RPMs) increased 14% in the second quarter 2014 year over year.

For the second quarter 2014, Volaris’ total operating revenues were Ps.3,308 million, an increase of 9% year over year. Average fare decreased 10% in the second quarter 2014 year over year.

During the second quarter 2014, our non-ticket revenues and non-ticket revenue per passenger reached Ps.659 million and Ps.275, respectively. Non-ticket revenues excluding cargo per passenger increased 46% in the second quarter year over year.

Passenger revenue per available seat mile (RASM) was 11% lower compared to the second quarter 2013, and total operating revenue per available seat mile (TRASM) was 5% lower, resulting from a weak fare environment, partially offset by stronger non-ticket revenues.

Rigorous Cost Discipline: A Key Component of the Volaris ULCC Model

CASM for the second quarter 2014 was Ps.116.4 cents (US$8.9 cents), a 1% increase compared to the second quarter of 2013, driven by a higher economic fuel cost per gallon and a higher average exchange rate during the quarter. CASM excluding fuel decreased 2% year over year to Ps.70.4 cents (US$5.4 cents) in the second quarter.

Our operating expenses

The fuel expense for the second quarter of 2014 amounted Ps.1,345 million, 20.4% higher than in the same period of the prior year. This variation was generated by the 15.1% increase in our capacity, measured in terms of available seat miles (ASMs) and a 6.5% increase in the average fuel-cost per gallon.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 3 / 11

CONSOLIDATED

The item of aircraft and engine rent expense for the second quarter of 2014 increased 21.9% compared to the same period of the prior year. This increase was mainly due to an increase in the number of aircraft our fleet, and depreciation of the average exchange rate of peso against the dollar by 4.3%.

The item of navigation, landing, and take-off services amounted to Ps.526 million for the second quarter of 2014.

The item of landing, take-off and navigation expenses for the second quarter of 2014 amounted to Ps.526 million, 14.8% higher than in the same period of the prior year. This increase was mainly due to the 14.7% increase in our operations.

The item of sales, marketing and distribution expenses for the second quarter of 2014 increased 22.3%, with respect to the same period of 2013. This increase is the result of the advertising effort realized to promote sales of the high season.

Depreciation and amortization expense for the second quarter of 2014 increased 12.1%, with respect to the same period of the prior year, mainly due to an increase in the activity of major maintenance associated with the Company’s aircraft.

The item of other operating expenses increased 16.8% during the second quarter of 2014, compared with the same period of the prior year, mainly due to the increase in technology and communications expenses, as well as other administrative expenses.

The financial results decreased more than one hundred percent, mainly due to the exchange loss recorded during the second quarter of 2014 by Ps.15 million, compared with the exchange gain of Ps.117 million, recorded during the same period of 2013.

Young and Fuel Efficient Fleet: Increasing Cost Efficiency

Reflecting our strategy to further reduce unit costs, Volaris has continued to take deliveries of larger sharklet-equipped A320 aircraft. During the second quarter of 2014 Volaris received two new sharklet-equipped A320s, bringing our seat mix of A320/A319 to a 65/35 percent split.

As of June 30, 2014, the Company’s fleet was comprised of 48 aircraft (29 A320s and 19 A319s), with an average age of 4.1 years.

Strong Balance Sheet and Liquidity: A Foundation for Long Term Growth

As of June 30, 2014, Volaris had Ps.2,088 million in unrestricted cash and cash equivalents. The Company recorded negative net debt (or a positive net cash position) of Ps.1,330 million and total equity was Ps.3,526 million.

Volaris was net cash flow from operating activities neutral during the second quarter. During the second quarter 2014, Volaris incurred capital expenditures of Ps.215 million, which included pre-delivery payments for future deliveries of aircraft net of refunds of Ps.89 million and acquisitions of rotable spare parts, furniture and equipment of Ps.126 million.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 4 / 11

CONSOLIDATED

Analyst Coverage

Firm	Analyst

Cowen Securities	Helane Becker

Deutsche Bank	Michael Linenberg

Evercore Partners	Duane Pfennigwerth

Itaù Unibanco	Renato Salomone

Morgan Stanley	Eduardo Couto

Santander	Ana Gabriela Reynal

UBS	Victor Mizusaki

Investors are urged to carefully read the Company’s periodic reports filed with or furnished to the Securities and Exchange Commission, for additional information regarding the Company.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 5 / 11

CONSOLIDATED

Conference Call/Webcast Details:

Volaris will conduct a conference call to discuss these results today, July 28, 2014, at 11:00 a.m. ET. A live audio webcast of the conference call will be available to the public on a listen-only basis at http://ir.volaris.com

About Volaris:

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Volaris” or the “Company”) (NYSE: VLRS and BMV: VOLAR), is an ultra-low-cost carrier (ULCC), with “point to point” operations, serving Mexico and the US. Volaris offers low base fares to build its market, providing quality service and extensive customer choice. Since beginning operations in March 2006, Volaris has increased its routes from five to more than 115 and its fleet from four to 48 aircraft. Volaris offers more than 220 daily flight segments on routes that connect 35 cities in Mexico and 15 cities in the United States with the youngest aircraft fleet in Mexico. Volaris targets passengers who are visiting friends and relatives, cost-conscious business people and leisure travelers in Mexico and to select destinations in the United States. Volaris has received the ESR Award for Social Corporate Responsibility for five consecutive years.

For more information, please visit: www.volaris.com

Forward-looking Statements:

Statements in this release contain various forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, which represent the Company’s expectations or beliefs concerning future events. When used in this release, the words “expects,” “estimates,” “plans,” “anticipates,” “indicates,” “believes,” “forecast,” “guidance,” “outlook,” “may,” “will,” “should,” “seeks,” “targets” and similar expressions are intended to identify forward-looking statements. Similarly, statements that describe the Company’s objectives, plans or goals, or actions the Company may take in the future, are forward-looking statements. Forward-looking statements include, without limitation, statements regarding the Company’s intentions and expectations regarding the delivery schedule of aircraft on order, announced new service routes and customer savings programs. All forward-looking statements in this release are based upon information available to the Company on the date of this release. The Company undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future events, or otherwise. Forward-looking statements are subject to a number of factors that could cause the Company’s actual results to differ materially from the Company’s expectations, including the competitive environment in the airline industry; the Company’s ability to keep costs low; changes in fuel costs; the impact of worldwide economic conditions on customer travel behavior; the Company’s ability to generate non-ticket revenues; and government regulation. Additional information concerning these and other factors is contained in the Company’s Securities and Exchange Commission filings.

Investor Relations Contact:

Andrés Pliego / Investor Relations / ir@volaris.com / +52 55 5261 6444

Media Contact:

Cynthia Llanos / cllanos@gcya.net / +52 1 55 4577 0803

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 6 / 11

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Three months ended June 30, 2014 (US Dollars)*	Three months ended June 30, 2014	Three months ended June 30, 2013	Variance (%)
Total operating revenues (millions)	254	3,308	3,035	9.0%
Total operating expenses (millions)	261	3,403	2,933	16.0%
EBIT (millions)	(7)	(95)	102	NA
EBIT margin	(2.9%)	(2.9%)	3.4%	(6.3	) pp
Adjusted EBITDA (millions)	(2)	(34)	156	NA
Adjusted EBITDA margin	(1.0%)	(1.0%)	5.2%	(6.2	) pp
Adjusted EBITDAR (millions)	46	595	673	(11.6%)
Adjusted EBITDAR margin	18.0%	18.0%	22.2%	(4.2	) pp
Net (loss) income (millions)	(6)	(75)	173	NA
Net margin	(2.3%)	(2.3%)	5.7%	(8.0	) pp
Earnings per share:
Basic	—	(0.07)	0.22	NA
Diluted	—	(0.07)	0.22	NA
Earnings per ADS:
Basic	(0.06)	(0.74)	2.15	NA
Diluted	(0.06)	(0.74)	2.15	NA
Weighted average shares outstanding:
Basic	—	1,011,876,677	809,777,350	25.0%
Diluted	—	1,011,876,677	809,777,350	25.0%
Available seat miles (ASMs) (millions)	—	2,923	2,540	15.1%
Domestic	—	2,203	1,965	12.1%
International	—	720	574	25.4%
Revenue passenger miles (RPMs) (millions)	—	2,386	2,101	13.6%
Domestic	—	1,764	1,591	10.9%
International	—	622	509	22.0%
Load factor	—	81.6%	82.7%	(1.1	) pp
Domestic	—	80.1%	81.0%	(0.9	) pp
International	—	86.4%	88.7%	(2.3	) pp
Total operating revenue per ASM (TRASM) (cents)	8.7	113.2	119.5	(5.3%)
Passenger revenue per ASM (RASM) (cents)	7.0	90.6	101.5	(10.7%)
Passenger revenue per RPM (yield) (cents)	8.5	111.0	122.8	(9.5%)
Average fare	84.9	1,107	1,234	(10.3%)
Non-ticket revenue per passenger	21.1	275	219	26.0%
Non-ticket revenue excluding cargo per passenger	19.3	252	172	46.4%
Operating expenses per ASM (CASM) (cents)	8.9	116.4	115.5	0.8%
CASM ex fuel (cents)	5.4	70.4	71.5	(1.5%)
Booked passengers (thousands)	—	2,393	2,090	14.5%
Departures	—	18,498	16,124	14.7%
Block hours	—	48,801	42,841	13.9%
Fuel gallons consumed (millions)	—	34.1	30.2	13.0%
Average economic fuel cost per gallon	3.0	39.4	37.0	6.5%
Aircraft at end of period	—	48	43	11.6%
Average aircraft utilization (block hours)	—	12.4	12.1	2.3%
Average exchange rate	—	13.00	12.46	4.3%

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 7 / 11

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Financial and Operating Indicators

Unaudited (In Mexican pesos, except otherwise indicated)	Six months ended June 30, 2014 (US Dollars)*	Six months ended June 30, 2014	Six months ended June 30, 2013	Variance (%)
Total operating revenues (millions)	467	6,084	6,097	(0.2%)
Total operating expenses (millions)	511	6,667	5,957	11.9%
EBIT (millions)	(45)	(583)	140	NA
EBIT margin	(9.6%)	(9.6%)	2.3%	(11.9	) pp
Adjusted EBITDA (millions)	(36)	(465)	276	NA
Adjusted EBITDA margin	(7.6%)	(7.6%)	4.5%	(12.1	) pp
Adjusted EBITDAR (millions)	58	757	1,306	(42.0%)
Adjusted EBITDAR margin	12.4%	12.4%	21.4%	(9.0	) pp
Net (loss) income (millions)	(34)	(445)	109	NA
Net margin	(7.3%)	(7.3%)	1.8%	(9.1	) pp
Earnings per share:
Basic	—	(0.44)	0.14	NA
Diluted	—	(0.44)	0.14	NA
Earnings per ADS:
Basic	(0.34)	(4.40)	1.40	NA
Diluted	(0.34)	(4.40)	1.40	NA
Weighted average shares outstanding:
Basic	—	1,011,876,677	803,382,392	26.0%
Diluted	—	1,011,876,677	803,382,392	26.0%
Available seat miles (ASMs) (millions)	—	5,665	5,015	13.0%
Domestic	—	4,247	3,822	11.1%
International	—	1,418	1,192	18.9%
Revenue passenger miles (RPMs) (millions)	—	4,600	4,101	12.2%
Domestic	—	3,403	3,067	10.9%
International	—	1,197	1,034	15.8%
Load factor	—	81.2%	81.8%	(0.6	) pp
Domestic	—	80.1%	80.2%	(0.1	) pp
International	—	84.4%	86.7%	(2.3	) pp
Total operating revenue per ASM (TRASM) (cents)	8.2	107.4	121.6	(11.7%)
Passenger revenue per ASM (RASM) (cents)	6.7	86.7	103.0	(15.9%)
Passenger revenue per RPM (yield) (cents)	8.2	106.8	126.0	(15.3%)
Average fare	82.7	1,078	1,275	(15.5%)
Non-ticket revenue per passenger	19.8	258	230	12.1%
Non-ticket revenue excluding cargo per passenger	17.7	231	181	28.0%
Operating expenses per ASM (CASM) (cents)	9.0	117.7	118.8	(0.9%)
CASM ex fuel (cents)	5.5	71.2	72.6	(1.9%)
Booked passengers (thousands)	—	4,554	4,050	12.4%
Departures	—	35,321	31,823	11.0%
Block hours	—	94,051	85,073	10.6%
Fuel gallons consumed (millions)	—	65.7	59.4	10.6%
Average economic fuel cost per gallon	3.1	40.1	39.0	2.7%
Aircraft at end of period	—	48	43	11.6%
Average aircraft utilization (block hours)	—	12.4	12.0	3.6%
Average exchange rate	—	13.12	12.56	4.4%

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 8 / 11

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Three months ended June 30, 2014 (US Dollars)*	Three months ended June 30, 2014	Three months ended June 30, 2013	Variance (%)
Operating revenues:
Passenger	203	2,649	2,579	2.7%
Non-ticket	51	659	457	44.3%
	254	3,308	3,035	9.0%

Other operating income	(0)	(1)	(2)	(61.8%)
Fuel	103	1,345	1,118	20.4%
Aircraft and engine rent expense	48	629	516	21.9%
Landing, take-off and navigation expenses	40	526	458	14.8%
Salaries and benefits	30	390	384	1.6%
Sales, marketing and distribution expenses	15	195	159	22.3%
Maintenance expenses	11	148	151	(2.0%)
Other operating expenses	8	110	94	16.8%
Depreciation and amortization	5	61	54	12.1%
Operating expenses	261	3,403	2,933	16.0%

Operating (loss) income	(7)	(95)	102	NA

Finance income	0	5	8	(35.7%)
Finance cost	(1)	(9)	(18)	(52.6%)
Exchange (loss) gain, net	(1)	(15)	127	NA
Comprehensive financing result	(1)	(18)	117	NA

(Loss) income before income tax	(9)	(113)	220	NA
Income tax benefit (expense)	3	38	(46)	NA
Net (loss) income	(6)	(75)	173	NA

Attribution of net (loss) income:
Equity holders of the parent	(6)	(75)	174	NA
Non-controlling interest	—	—	(1)	NA
Net (loss) income	(6)	(75)	173	NA

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 9 / 11

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Operations

Unaudited (In millions of Mexican pesos)	Six months ended June 30, 2014 (US Dollars)*	Six months ended June 30, 2014	Six months ended June 30, 2013	Variance (%)
Operating revenues:
Passenger	377	4,910	5,166	(5.0%)
Non-ticket	90	1,173	931	26.1%
	467	6,084	6,097	(0.2%)

Other operating income	(0)	(4)	(26)	(83.1%)
Fuel	202	2,632	2,316	13.6%
Aircraft and engine rent expense	94	1,222	1,031	18.6%
Landing, take-off and navigation expenses	80	1,046	919	13.8%
Salaries and benefits	60	779	747	4.3%
Sales, marketing and distribution expenses	27	352	346	1.9%
Maintenance expenses	23	306	292	4.9%
Other operating expenses	17	215	197	9.3%
Depreciation and amortization	9	118	135	(12.6%)
Operating expenses	512	6,667	5,957	11.9%

Operating (loss) income	(45)	(583)	140	NA

Finance income	1	10	13	(19.3%)
Finance cost	(1)	(14)	(36)	(61.8%)
Exchange (loss) gain, net	(0)	(4)	19	NA
Comprehensive financing result	(1)	(7)	(4)	63.6%

(Loss) income before income tax	(45)	(590)	136	NA
Income tax benefit (expense)	11	145	(27)	NA
Net (loss) income	(34)	(445)	109	NA

Attribution of net (loss) income:
Equity holders of the parent	(34)	(445)	112	NA
Non-controlling interest	—	—	(3)	NA
Net (loss) income	(34)	(445)	109	NA

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 10 / 11

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Financial Position

(In millions of Mexican pesos)	June 30, 2014 Unaudited (US Dollars)*	June 30, 2014 Unaudited	December 31, 2013 Audited
Assets
Cash and cash equivalents	160	2,088	2,451
Accounts receivable	52	683	602
Inventories	10	124	114
Prepaid expenses and other current assets	29	376	323
Financial instruments	1	8	11
Guarantee deposits	43	558	499
Total current assets	294	3,837	4,000
Rotable spare parts, furniture and equipment, net	129	1,679	1,341
Intangible assets, net	5	68	79
Deferred income tax	35	457	305
Guarantee deposits	212	2,760	2,603
Other assets	4	53	49
Total assets	679	8,854	8,378
Liabilities
Unearned transportation revenue	149	1,940	1,393
Accounts payable	38	499	537
Accrued liabilities	77	1,010	1,033
Taxes and fees payable	66	855	599
Financial instruments	2	32	32
Financial debt	10	131	268
Other liabilities	1	7	9
Total short-term liabilities	343	4,473	3,872
Financial instruments	5	60	74
Financial debt	48	627	294
Accrued liabilities	9	118	138
Other liabilities	1	13	11
Employee benefits	—	6	5
Deferred income taxes	2	30	22
Total liabilities	409	5,328	4,415
Equity
Capital stock	228	2,974	2,974
Treasury shares	(8)	(108)	(108)
Contributions for future capital increases	—	—	—
Legal reserve	3	38	38
Additional paid-in capital	137	1,786	1,786
Accumulated losses	(85)	(1,106)	(661)
Accumulated other comprehensive losses	(4)	(58)	(66)
Total equity attributable to equity holders of the parent	271	3,526	3,962
Non-controlling interest	—	—	—
Total equity	271	3,526	3,962
Total liabilities and equity	679	8,854	8,378

Total shares outstanding basic and diluted		1,011,876,677	1,011,876,677

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	DISCUSSION AND ANALYSIS OF THE ADMINISTRATION ON THE RESULTS OF OPERATIONS AND FINANCIAL CONDITION OF THE COMPANY	PAGE 11 / 11

CONSOLIDATED

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. and Subsidiaries

Consolidated Statement of Cash Flows – Cash Flow Data Summary

Unaudited (In millions of Mexican pesos)	Three months ended June 30, 2014 (US Dollars)*	Three months ended June 30, 2014	Three months ended June 30, 2013

Net cash flow (used in) provided by operating activities	(1)	(8)	355
Net cash flow (used in) provided by investing activities	(17)	(215)	77
Net cash flow provided by (used in) financing activities	7	85	(246)
(Decrease) increase in cash and cash equivalents	(11)	(139)	185
Net foreign exchange differences	(1)	(13)	14
Cash and cash equivalents at beginning of period	172	2,240	926
Cash and cash equivalents at end of period	160	2,088	1,126

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

Unaudited (In millions of Mexican pesos)	Six months ended June 30, 2014 (US Dollars)*	Six months ended June 30, 2014	Six months ended June 30, 2013

Net cash flow (used in) provided by operating activities	(7)	(94)	626
Net cash flow (used in) provided by investing activities	(34)	(443)	138
Net cash flow provided by (used in) financing activities	14	184	(450)
(Decrease) increase in cash and cash equivalents	(27)	(353)	314
Net foreign exchange differences	(1)	(9)	(11)
Cash and cash equivalents at beginning of period	188	2,451	822
Cash and cash equivalents at end of period	160	2,088	1,126

*	Peso amounts were converted to US dollars at the rate of Ps.13.0323 for convenience purposes only.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	FINANCIAL STATEMENT NOTES	PAGE 1 / 7

CONSOLIDATED

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V. AND SUBSIDIARIES

(d.b.a. VOLARIS)

Notes to the Unaudited Interim Condensed Consolidated Financial Statements

At June 30, 2014 and December 31, 2013 and for the six months ended June 30, 2014 and 2013

(In thousands of Mexican pesos and thousands of U.S. dollars,

except when indicated otherwise)

1. Corporate information

Controladora Vuela Compañía de Aviación, S.A.B. de C.V. (“Controladora”) was incorporated in Mexico in accordance with Mexican corporate laws on October 27, 2005.

Controladora and its subsidiaries (The “Company”) are domiciled in Mexico, City at Av. Antonio Dovali Jaime No. 70, 13th Floor, Tower B, Colonia Zedec Santa Fe, México D.F.

The Company, through its subsidiary, Concesionaria Vuela Compañía de Aviación, S.A.P.I. de C.V. (“Concesionaria”), has a concession to provide air transportation services for passengers, cargo and mail throughout Mexico and abroad. The Company is listed on the Mexican Stock Exchange (“BMV”) and on the New York Stock Exchange (NYSE).

2. Basis of preparation

The unaudited interim condensed consolidated financial statements for the six months ended June 30, 2014 have been prepared in accordance with International Accounting Standard (“IAS”) 34 Interim Financial Reporting.

The unaudited interim condensed consolidated financial statements do not include all the information and disclosures required in the annual consolidated financial statements, and should be read in conjunction with the Company’s consolidated financial statements as of December 31, 2013.

The accounting policies adopted in the preparation of the unaudited interim condensed consolidated financial statements are consistent with those followed in the preparation of the Company’s consolidated financial statements for the year ended December 31, 2013.

Basis of measurement and presentation

The accompanying consolidated financial statements have been prepared under the historical cost convention, except for derivative financial instruments that are measured at fair value. The carrying value of recognized financial assets and liabilities that are designated and accounted for as cash flow hedges are recognized as an adjustment of changes in fair values attributable to the risks that are being hedged.

Non-controlling interests represent the portion of profits or losses and net assets representing ownership interests in subsidiaries not held by the Company. Non-controlling interests are presented separately in the consolidated statement of comprehensive income and in equity in the consolidated statement of financial position separately from the Company’s own equity.

Acquisitions of non-controlling interest are recognized as equity transactions (transactions with owners in their capacity as owners). The carrying amounts of the controlling and non controlling interests are adjusted to reflect the changes in their relative interests in the subsidiary. Any difference between the amount by which the non-controlling interests are adjusted and the fair value of the consideration paid are recognized directly in equity and attributed to the owners of the parent.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	FINANCIAL STATEMENT NOTES	PAGE 2 / 7

CONSOLIDATED

The preparation of the consolidated financial statements in accordance with IFRS requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements and notes. Actual results could differ from those estimates

The amounts in the accompanying Consolidated Financial Statements have been rounded off to thousands of Mexican pesos, except when otherwise were indicated. The total amounts and percentages may not accurately reflect the absolute amounts in this document due to rounding off.

3. Significant entities of the Group

Significant subsidiaries

There were no changes in the significant subsidiaries of the Group from those disclosed at December 31, 2013.

4. Significant accounting judgments, estimates and assumptions

The preparation of these financial statements requires management to make estimates, assumptions and judgments that affect the reported amount of assets and liabilities, revenues and expenses, and related disclosures of contingent assets and liabilities at the date of the Company’s consolidated financial statements.

Certain of the Company’s accounting policies reflect significant judgments, assumptions or estimates about matters that are both inherently uncertain and material to the Company financial position or results of operations.

Actual results could differ from these estimates. Revisions to accounting estimates are recognized in the period in which the estimate is revised. The estimates and assumptions that have a significant risk of causing a material adjustment to the carrying amounts of assets and liabilities within the next financial year are discussed below.

i)	Aircraft maintenance deposits paid to lessors

The Company makes certain assumptions at the inception of a lease and at each reporting date to determine the recoverability of maintenance deposits. The key assumptions include the estimated time between the maintenance events, the date the aircraft is due to be returned to the lessor and the number of flight hours the aircraft is estimated to be flown before it is returned to the lessor.

ii)	Management incentive plan

The Company measures the cost of its equity-settled transactions at fair value at the date the equity benefits are conditionally granted to employees.

The cost of equity-settled transactions is recognized, together with a corresponding increase in other capital reserves in equity, over the period in which the performance and/or service conditions are fulfilled. For grants that vest on meeting performance conditions, compensation cost is recognized when it becomes probable that the performance condition will be met. The cumulative expense recognized for equity-settled transactions at each reporting date until the vesting date reflects the extent to which the vesting period has expired and the Company’s best estimate of the number of equity instruments that will ultimately vest.

The Company measures the cost of equity-settled transactions with employees by reference to the fair value of the equity instruments at the date at which they are granted. Estimating fair value for share-based payment transactions requires determining the most appropriate valuation model, which is dependent on the terms and conditions of the grant. This estimate also requires determining the most appropriate inputs to the valuation model, including the expected life of the share option, volatility and dividend yield, and making assumptions about them.

iii) Deferred taxes

Deferred tax assets are recognized for all available tax losses to the extent that it is probable that taxable profit will be available against which the losses can be utilized. Management’s judgment is required to determine the amount of deferred tax assets that can be recognized, based upon the likely timing and the level of future taxable profits together with future tax planning opportunities to advance taxable profit before expiration of available tax losses.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	FINANCIAL STATEMENT NOTES	PAGE 3 / 7

CONSOLIDATED

iv) Fair value of financial instruments

Where the fair value of financial assets and financial liabilities recorded in the consolidated statements of financial position cannot be derived from active markets, they are determined using valuation techniques including the discounted cash flows model. The inputs to these models are taken from observable markets where possible, but where this is not feasible, a degree of judgment is required in establishing fair values. The judgments include considerations of inputs such as liquidity risk, credit risk and expected volatility.

v)	Impairment of long-lived assets

The Company assesses whether there are any indicators of impairment for long-lived assets annually and at other times when such indicators exist. Impairment exists when the carrying amount of a long-lived asset or cash generating unit exceeds its recoverable amount, which is the higher of its fair value less cost to sell and its value-in-use. The value-in-use calculation is based on a discounted cash flow model, using the Company’s projections of operating results for the near future. The recoverable amount of long-lived assets is sensitive to the uncertainties inherent in the preparation of projections and the discount rate used in the calculation.

vi)	Allowance for doubtful accounts

An allowance for doubtful accounts receivables is established when there is objective evidence that the Company will not be able to collect all amounts due according to the original terms of the receivables.

5. Convenience translation

U.S. dollar amounts at June 30, 2014 shown in the unaudited interim condensed consolidated financial statements have been included solely for the convenience of the reader and are translated from Mexican pesos at June 30, 2014, divided by an exchange rate of Ps.13.0323 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on June 30, 2014. Such translation should not be construed as a representation that the peso amounts have been or could be converted into U.S. dollars at this or any other rate. The referred information in U.S. dollars is solely for information purposes and does not represent the amounts are in accordance with IFRS or the equivalent in U.S. dollars in which the transactions were conducted or in which the amounts presented in Mexican pesos can be translated or realized.

6. Seasonality of operations

The results of operations for any interim period are not necessarily indicative of those for the entire year because the business is subject to seasonal fluctuations. The Company expect demand to be greater during the summer in the northern hemisphere, in December and around Easter, which can fall either in the first or second quarter, compared to the rest of the year. The Company and subsidiaries generally experience their lowest levels of passenger traffic in February, September and October, given their proportion of fixed costs, seasonality can affect their profitability from quarter to quarter. This information is provided to allow for a better understanding of the results, however management has concluded that this does not constitute “highly seasonal” as considered by IAS 34.

7. Financial instruments

Set out below is an overview of financial instruments by classification, other than cash and short-term deposits, held by the Company at June 30, 2014:

	Loans and receivables		Fair value through other comprehensive income

Financial assets:
Accounts receivables	Ps.	245,058	Ps.	—
Other receivables		39,867	Ps.	—
Derivative financial instruments		—		8,076

Total	Ps.	284,925	Ps.	8,076

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	FINANCIAL STATEMENT NOTES	PAGE 4 / 7

CONSOLIDATED

	Amortized cost		Fair value through other comprehensive income
Financial liabilities:
Accounts payable (suppliers) and related parties*	Ps.	499,066	Ps.	—
Financial debt		130,696		—
Derivative financial instruments		—		32,404

Total current		629,762		32,404

Financial debt		627,413		—
Derivative financial instruments		—		60,179

Total non-current		627,413		60,179

Total	Ps.	1,257,175	Ps.	92,583

*	Includes accounts payable (suppliers) by Ps.491,079

Concentration of risk

The Company’s activities are exposed to different financial risks: (i) market risk, (ii) credit risk, and (iii) liquidity risk. The Company’s global risk management program is focused on mitigating the uncertainty in the financial markets and tries to minimize the potential adverse effects on the net earnings. The Company uses derivatives to hedge part of these risks. The Company does not engage in derivatives for trading purposes.

8. Property, furniture and equipment, net

a) The detail of property, furniture and equipment is shown below:

	Gross value				Accumulated depreciation				Net value
	At June 30, 2014		At December 31, 2013		At June 30, 2014		At December 31, 2013		At June 30, 2014		At December 31, 2013
Aircraft parts and rotable spare parts	Ps.	214,060	Ps.	181,676	Ps.	(78,594)	Ps.	(69,436)	Ps.	135,466	Ps.	112,240
Constructions and improvements		76,371		69,056		(48,286)		(40,810)		28,085		28,246
Standardization		82,622		71,371		(38,676)		(31,259)		43,946		40,112
Computer equipment		23,269		22,323		(18,867)		(17,439)		4,402		4,884
Office furniture and equipment		27,645		27,014		(10,221)		(8,398)		17,424		18,616
Electric power equipment		15,491		15,491		(7,213)		(6,281)		8,278		9,210
Motorized transport equipment platform		4,597		4,597		(4,313)		(4,267)		284		330
Communications equipment		7,782		7,545		(3,581)		(3,200)		4,201		4,345
Workshop machinery and equipment		6,776		6,776		(1,862)		(1,526)		4,914		5,250
Service carts on board		4,505		4,505		(2,254)		(1,810)		2,251		2,695

Pre-delivery payments		1,050,008		879,001		—		—		1,050,008		879,001
Workshop tools		11,883		10,395		(9,304)		(8,796)		2,579		1,599
Construction and improvements in process		3,184		8,828		—		—		3,184		8,828
Leasehold improvements to flight equipment		824,831		601,845		(450,466)		(375,878)		374,365		225,967

Total	Ps.	2,353,024	Ps.	1,910,423	Ps.	(673,637)	Ps.	(569,100)	Ps.	1,679,387	Ps.	1,341,323

b) During the six months period ended June 30, 2014 and 2013 the Company acquired rotable spare parts, furniture and equipment with a cost of Ps.716,728 and Ps.420,648, respectively.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	FINANCIAL STATEMENT NOTES	PAGE 5 / 7

CONSOLIDATED

c) Depreciation expense for the six months period ended June 30, 2014 and 2013 was Ps.104,687 and Ps.122,386, respectively. This amount was recognized as a component of operating expenses in the unaudited interim condensed consolidated statements of operations.

d) In accordance with the agreement between the Company and Airbus S.A.S. (“Airbus”) and IAE International Aero Engines AG (“IAE”) for the purchase of aircraft and engines, respectively, the Company agreed to make pre-delivery payments prior to the delivery of each aircraft and spare engine. These pre-delivery payments are calculated based on the price of each aircraft and engine, and following a formula established for such purpose in the agreement.

During the six months period ended June 30, 2014 and 2013, the amounts paid for aircraft pre-delivery payments were Ps.464,398 (US$35.4 million) and Ps.196,032 (US$15.4 million), respectively.

9. Financial liabilities

Financial debt

At June 30, 2014 and December 31, 2013, the Company’s short and long-term debt consists of the following:

	At June 30, 2014		At December 31, 2013
I. Revolving line of credit with Banco Santander (“México”), S.A., Institución de Banca Múltiple, Grupo Financiero Santander México (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”), in U.S. dollars, to finance pre-delivery payments, maturing on November 1, 2016, bearing annual interest rate at the three-month LIBOR plus 2.50 percentage points.		755,122		559,945
II. Accrued interest		2,987		2,347

		758,109		562,292
Less: Short-term maturities*		130,696		268,468

Long-term total	Ps.	627,413	Ps.	293,824

The following table provides a summary of the Company’s principal payments of short and long-term debt obligations and accrued interest at June 30, 2014:

	At June 2014		At June 2015		At June 2016		Total

Foreign currency:
Santander/Bancomext	Ps.	130,696	Ps.	470,218	Ps.	157,195	Ps.	758,109

Total	Ps.	130,696	Ps.	470,218	Ps.	157,195	Ps.	758,109

*	Includes accrued interest by Ps.2,987
*	This loan agreement provides for certain covenants, including limits to the ability to, among others:

i)	Incur debt above a specified debt basket unless certain financial ratios are met.

ii)	Create liens.

iii)	Merge or acquire any other entity without the previous authorization of the Banks.

iv)	Dispose of certain assets.

v)	Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

At June 30, 2014 and December 31, 2013, the Company was in compliance with the covenants under the above mentioned loan agreements.

10. Operating leases

Composition of the fleet

Aircraft Type	Model	At June 30, 2014	At December 31, 2013
A319	132	6	7
A319	133	13	13
A320	233	25	20
A320	232	4	4

		48	44

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	FINANCIAL STATEMENT NOTES	PAGE 6 / 7

CONSOLIDATED

The Company expects to take delivery of three Airbus A320 aircraft in the remainder of 2014 (one of them based on the terms of the original Airbus purchase agreement).

11. Equity

As of June 30, 2014 and December 31, 2013, the total number of authorized shares was 1,011,876,677; represented by common registered shares, issued and with no par value, fully subscribed and paid, comprised as follows:

	Shares
	Fixed Class I	Variable Class II	Total shares
Series A Shares	3,224	877,852,982	877,856,206
Series B Shares	20,956	133,999,515	134,020,471

	24,180	1,011,852,497	1,011,876,677
Treasury shares		(20,272,716)	(20,272,716)

	24,180	991,579,781	991,603,961

All shares representing the Company’s capital stock, either Series A shares or Series B shares, grant the holders the same economic rights and there are no preferences and/or restrictions attaching to any class of shares on the distribution of dividends and the repayment of capital. Holders of the Company´s Series A common stock and Series B common stock are entitled to dividends when, and if, declared by a shareholder resolution, subject to the rights of the holders of all series of stock outstanding having priority rights to dividends. The Company’s revolving line of credit with Banco Santander México and Bancomext limit the Company´s ability to declare and pay dividends in the event that the Company fails to comply with the payment terms thereunder.

During the six months period ended June 30, 2014 and for the year ended December 31, 2013 the Company did not declare any dividends.

12. Income tax

The Company calculates the period income tax expense using the tax rate that would be applicable to the expected total annual earnings.

The major components of income tax expense in the unaudited interim condensed consolidated statement of operations for the six months period ended June 30, 2014 and 2013 are:

	For the six month periods ended June 30,
	2014		2013
Current tax expense	Ps.	(2,260)	Ps.	(7,112)
Deferred income tax benefit (expense)		147,566		(20,026)

Total income tax benefit (expense) on profits	Ps.	145,306	Ps.	(27,138)

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	FINANCIAL STATEMENT NOTES	PAGE 7 / 7

CONSOLIDATED

13. Commitments

Aircraft-related commitments and financing arrangements

Committed expenditures for aircraft purchase related to pre-delivery payments, will be as follows:

	Commitment expenditures in U.S. dollars		Commitment expenditures equivalent in Mexican pesos
July-December 2014	US$	25,635	Ps.	334,086
2015		53,535		697,675
2016		41,547		541,452
2017		82,275		1,072,223
2018		119,883		1,562,343
2019 and thereafter		117,248		1,527,989

	US$	440,123	Ps.	5,735,768

Litigation

The Company is a party to legal proceedings and claims that arise during the ordinary course of business. The Company believes the ultimate outcome of these matters will not have a material adverse effect on the Company’s financial position, results of operations, or cash flows.

14. Operating segments

The Company is managed as a single business unit that provides air transportation services. The Company has two geographic segments identified.

	For the six month ended June 30,
	2014		2013
Revenues:
Domestic (Mexico)	Ps.	4,491,400	Ps.	4,607,471
United States of America		1,592,352		1,489,580

Total revenues	Ps.	6,083,752	Ps.	6,097,051

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	INVESTMENTS IN ASSOCIATES AND JOINT VENTURES (THOUSAND PESOS)
CONSOLIDATED

Company name	Principal activity	Number of shares	% Ownership	Total amount
				Acquisition cost	Current value
Total investment in associates				0	0

Notes N/A

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS	BREAKDOWN OF CREDITS (THOUSAND PESOS)
CONSOLIDATED

Credit type / institution	Foreign institution (Yes/No)	Contract signing date	Expiration date	Interest rate	Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Banks
Foreign trade
Secured
Commercial banks
Banco Santander-Bancomext (1)	Not	27/07/2011	01/11/2016	LIBOR +2.5%							0	127,709	470,218	157,195	0	0
Other

Total banks					0	0	0	0	0	0	0	127,709	470,218	157,195	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS

	BREAKDOWN OF CREDITS	CONSOLIDATED

(THOUSAND PESOS)

Credit type / institution	Foreign institution (yes/no)	Contract signing date	Expiration date	Interest rate	Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
					Time interval						Time interval
					Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1 year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Stock market
Listed stock exchange
Unsecured
Secured
Private placements
Unsecured
Secured

Total stock market listed in stock exchange and private placement					0	0	0	0	0	0	0	0	0	0	0	0

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS

	BREAKDOWN OF CREDITS	CONSOLIDATED

(THOUSAND PESOS)

				Maturity or amortization of credits in national currency						Maturity or amortization of credits in foreign currency
Credit type / institution	Foreign institution (Yes/No)	Date of agreement	Expiration date	Time interval						Time interval
				Current year	Until 1year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more	Current year	Until 1year	Until 2 year	Until 3 year	Until 4 year	Until 5 year or more
Other current and non-current liabilities with cost

Total other current and non-current liabilities with cost				0	0	0	0	0	0	0	0	0	0	0	0

Suppliers
Landing, take-off and navigation	Not			142,590	0
Fuel	Not			112,707	0
Administrative expenses	Not			34,677	0
Sales, marketing and distribution	Not			27,322	0
Maintenance expenses	Not			11,612	0
Technology and communication	Not			8,418	0
Other services	Not			8,888	0
Maintenance expenses	Yes									61,803	0
Aircraft and engine rent expenses	Yes									30,805	0
Fuel	Yes									23,605	0
Technology and communication	Yes									18,535	0
Landing, take-off and navigation	Yes									8,546	0
Administrative expenses	Yes									1,113	0
Sales, marketing and distribution	Yes									458	0

Total suppliers				346,214	0					144,865	0

Other current and non-current liabilities
Others	Not			2,685,836	23,116	54,204	43,414	27,627	12,353	290,812	0	60,184	0	0	0
Others	Yes

Total other current and non-current liabilities				2,685,836	23,116	54,204	43,414	27,627	12,353	290,812	0	60,184	0	0	0

General total				3,032,050	23,116	54,204	43,414	27,627	12,353	435,677	127,709	530,402	157,195	0	0

NOTES

(1.)	Revolving line of credit to finance pre-delivery payments. The pre-delivery payments refer to prepayments made to aircraft and engine manufacturers during the manufacturing stage of the aircraft.
(2.)	The financial debt breakdown does not include interest payable at June 30, 2014.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS
MONETARY FOREIGN CURRENCY POSITION

CONSOLIDATED
(THOUSAND PESOS)

	Dollars		Other currencies
Foreign currency position (thousands of pesos)	Thousands of dollars	Thousand pesos	Thousands of dollars	Thousand pesos	Thousand pesos total
Assets	445,585	5,806,997	0	0	5,806,997
Current	154,583	2,014,572	0	0	2,014,572
Non current*(1)	291,002	3,792,425	0	0	3,792,425
Liabilities	95,991	1,250,983	0	0	1,250,983
Current Short-term	43,230	563,386	0	0	563,386
Long term	52,761	687,597	0	0	687,597
Net balance	349,594	4,556,014	0	0	4,556,014

Notes

U.S. dollar amounts at June 30, 2014 have been included solely for the convenience of the reader and are translated from Mexican pesos, using an exchange rate of Ps.13.0323 per U.S. dollar, as reported by the Mexican Central Bank (Banco de México) as the rate for the payment of obligations denominated in foreign currency payable in Mexico in effect on June 30, 2014.

*(1)	Include pre-delivery payments, which are included as part of property, plant and equipment and therefore, are not revaluated.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS
	DEBT INSTRUMENTS	PAGE 1 / 2

CONSOLIDATED

FINANCIAL LIMITATIONS IN CONTRACT, ISSUED DEED AND / OR TITLE

Revolving line of credit with Banco Santander (“México”), S.A., Institución de Banca Múltiple, Grupo Financiero Santander (“Santander”) and Banco Nacional de Comercio Exterior, S.N.C. (“Bancomext”)

This loan agreement provides for certain covenants, including limits to the ability to, among others:

i) Incur debt above a specified debt basket unless certain financial ratios are met.

ii) Create liens.

iii) Merge or acquire any other entity without the previous authorization of the Banks.

iv) Dispose of certain assets.

v) Declare and pay dividends, or make any distribution on the Company’s share capital unless certain financial ratios are met.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS
	DEBT INSTRUMENTS	PAGE 2 / 2

CONSOLIDATED

ACTUAL SITUATION OF FINANCIAL LIMITED

In compliance

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS
DISTRIBUTION OF REVENUE BY
PRODUCT
CONSOLIDATED
TOTAL INCOME
(THOUSAND PESOS)

Main products or product line	Net sales		Market share (%)	Main
	Volume	Amount		Trademarks	Customers
National income
Domestic (México)	0	4,491,400	0.00
Export income
United States of America	0	1,592,352	0.00
Income of subsidiaries abroad

Total	0	6,083,752

Notes

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS
ANALYSIS OF PAID CAPITAL STOCK
CONSOLIDATED
CHARACTERISTICS OF THE SHARES

Series	Nominal value	Valid coupon	Number of shares				Capital stock*
			Fixed portion	Variable portion	Mexican	Free subscription	Fixed	Variable
A	0.00000	0	3,224	877,852,982	0	0	9	2,579,714
B	0.00000	0	20,956	133,999,515	0	0	56	393,780

TOTAL			24,180	1,011,852,497	0	0	65	2,973,494

Total number of shares representing the paid in capital stock on the date of sending the information								1,011,876,677

Notes

* In thousands of Mexican pesos.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DERIVATIVE FINANCIAL INSTRUMENTS	PAGE 1 / 3

CONSOLIDATED

Qualitative and quantitative information of the derivatives position of Controladora Vuela Compañía de Aviación, S.A.B. de C.V. y Subsidiaries (“Volaris” o la “Compañía”) at June 30, 2014.

1)	management discussion about the financial derivatives instrument policies, explaining whether these policies allow them to be used only for hedging or other purposes such as negotiation.

The Company´s activities are exposed to different financial risks. The Company’s global risk management program, which is governed by the Hedging Policy and approved by the Board of Directors, is focused on the uncertainty in the financial markets and aims to minimize the adverse effects on the net earnings, while restricting speculation and, accordingly, attempting not to put the company’s balance sheet at risk. Volaris uses derivative financial instruments to hedge some of these risks and does not engage into derivatives instruments for speculative or negotiation purposes.

The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented / monitored by various committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the Hedging Policy, and its procedures, are subject to internal and external audits.

The Hedging Policy is conservative regarding approved derivative financial instrument since it only allows plain vanilla simple instruments that maintain an effective correlation with the primary position to be hedged. It is the Company’s objective to ensure that derivative financial instruments held, at all times, qualify for hedge accounting.

Through the use of derivative financial instruments, Volaris aims to transfer a portion of the market risk to its financial counterparties; some of these are best described as follows:

1. Fuel price risk: Volaris engages in derivative financial instruments aiming to hedge against significant increases and/or sudden increases in the fuel price. Such instruments are negotiated in over the counter (“OTC”) market, with approved counterparties and within approved limits by the Hegding Policy. At the date of this report, the Company has Asian swaps, with U.S. Gulf Coast Jet Fuel 54 as underlying asset, through which it pays fixed amounts and receives amounts based on the average price of the underlying asset within the coverage period. These instruments qualified for hedge accounting and accordingly, their effects are presented as part of fuel cost in the consolidated statements of operations.

2. Foreign currency risk: The Company’s exposure to the risk of changes in foreign exchange rates relates primarily to the Company’s operating activities; when revenue or expense is denominated in a different from the Company´s functional (including the amount payable arising from U.S. dollar denominated expenses and U.S. dollar linked expenses and payments). To mitigate this risk, the hedging Policy allows the Company to use foreign exchange derivative financial Instruments. As of the date of this report, the Company does not hold foreign currency related derivative financial instruments.

3. Interest rate risk: The Company’s exposure to the risk of changes in market interest rates relates primarily to the Company´s long term debt obligations and flight equipment operating lease agreements with floating interest rates. The company’s results are affected by fluctuations in market interest rates due to the impact that such changes may have on lease payments indexed to London Inter Bank Offered Rate (“LIBOR”). The Company uses interest rate swaps to reduce its exposure to fluctuations in market interest rates and accounts for these instruments as an accounting hedge.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The amount of collateral delivered in pledge, is presented as part of non-current assets under the caption guarantee deposits, and the amount of the collateral is reviewed and adjusted on a daily basis based on the fair value of the derivative position.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DERIVATIVE FINANCIAL INSTRUMENTS	PAGE 2 / 3

CONSOLIDATED

Markets and eligible counterparties

The Company only operates in over the counter (“OTC”) markets. To manage counterparty risk, the Company negotiates ISDA agreements with counterparties based on credit assessments, limits overall exposure to any single counterparty and monitors the market position with each counterparty. This risk on derivative financial instruments is limited because the counterparties are banks with high credit ratings assigned by international credit rating agencies. As of June 30, 2014, the company has in place 8 ISDA agreements and operates through 6 of them.

All of the ISDA agreements have a credit support annex (“CSA”), where credit conditions are defined, among which credit lines and guidelines for margin calls are stipulated, such as minimum amounts and rounding. The execution of derivative financial instruments is distributed among the different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

2)	Generic description of the valuation techniques, distinguishing instruments that are carried at cost or fair value and the valuation methods and techniques.

The Company uses the valuations received from its counterparties. This fair value is compared against internally developed valuation techniques that are made using valid and recognized methodologies, through which the fair value of derivative financial instruments is estimated based on market levels and variables of the underlying asset, using Bloomberg as the main source of information.

Based on International Financial Reporting Standards (“IFRS”), under which the Company prepares it financial statements, Volaris realizes prospective and retrospective effectiveness tests, whose results must be within the permitted ranges, as well as hedging records where derivative financial instruments are classified according to the type of underlying asset (updated and monitored constantly).

In accordance with IAS 39, derivative financial instruments are recognized on the consolidated statement of financial position at fair value. The effective portion of a cash flow hedge’s gain or loss is recognized in accumulated other comprehensive income (loss) in equity, while the ineffective portion is recognized in current year earnings.

3)	Management discussion on internal and external sources of liquidity that could be used to meet the requirements related to derivative financial instruments.

The Hedging Policy establishes that derivative financial instruments transactions will be approved and implemented/monitored by different committees, additionally setting minimum liquidity levels, maximum notional, coverage range, markets, counterparties and approved instruments. The fulfillment of the Hedging Policy, and its procedures, are subject to internal and external audits. To avoid putting the company’s balance sheet at risk, the hedging policy establishes liquidity thresholds and Volaris may only enter into new derivative financial instruments positions when we have cash available to support the cost of such coverage.

4)	Changes in exposure to the major risks identified and the administration thereof, contingencies and known or anticipated events by management that may affect future reports.

The Company’s activities are exposed to various financial risks, such as the fuel price risk, foreign currency risk and interest rate risk. During the second quarter of 2014 no significant changes were identified that can modify exposure to the risks described above, a situation that may change in the future.

MEXICAN STOCK EXCHANGE

STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.	DERIVATIVE FINANCIAL INSTRUMENTS	PAGE 3 / 3

CONSOLIDATED

The Hedging Policy is conservative regarding approved derivative financial instruments, since it only allows plain vanilla instruments that maintain effective correlation with the primary position hedged (in accordance with IFRS standards). Accordingly, changes in the fair value of derivative instruments will solely be the result of changes in the levels or prices of the underlying asset, and it will not modify the hedging objective for which they were initially celebrated.

Outstanding derivative financial instruments may require collateral to guarantee a portion of the unsettled loss prior to maturity. The execution of derivative financial instruments is distributed among its different counterparties to limit overall exposure to a single one, pursuing an efficient use of the various CSA thresholds to minimize potential margin calls.

During the second quarter of 2014, there wasn’t any default on any of the Company’s derivative financial instruments agreements.

CONTROLADORA VUELA COMPAÑÍA DE AVIACIÓN, S.A.B. DE C.V.

MEXICAN STOCK EXCHANGE CODE: VOLAR		QUARTER: 02 YEAR: 2014

NEW YORK STOCK EXCHANGE CODE: VLRS

	NOTES TO FINANCIAL STATEMENTS	CONSOLIDATED

11040000: At June 30, 2014 and December 31, 2013, this item is comprised mainly of recoverable taxes and other minor receivables.

The tax recoverable balances reported at June 30, 2014 and December 31, 2013 amount to Ps.398,153 and Ps.331,479, respectively.

11060060: At June 30, 2014 and December 31, 2013, this item is comprised mainly of maintenance deposits for flight equipment paid to lessors (maintenance reserves), in the amount of Ps.518,878 and Ps.459,531, respectively.

12030030: At June 30, 2014 and December 31, 2013, this item is comprised mainly of: i) flight equipment improvements (capitalized maintenance) in the amount of Ps.824,830 and Ps.601,845, respectively, ii) rotable spare parts amounting to Ps.214,060 and Ps.181,676, respectively, and iii) other minor assets.

12030050: At June 30, 2014 and December 31, 2013, this item is comprised mainly of predelivery payments for aircraft acquisitions in the amount of Ps.1,050,008 and Ps.879,001, respectively, and iii) other minor assets.

12060040: At June 30, 2014 and December 31, 2013, in this item is presented the software.

12080050: At June 30, 2014, this item mainly includes maintenance deposits (maintenance reserves) and security deposits for flight equipment paid to lessors in the amount of Ps.2,292,749 and Ps.428,172, respectively.

At December 31, 2013, this item mainly includes maintenance deposits (maintenance provisions) and security deposits for flight equipment paid to lessors, in the amount of Ps.2,147,720 and Ps.404,096, respectively.

21050020: At June 30, 2014 and December 31, 2013, certain taxes, rights, and tariffs are presented in this reference, which include value added tax, federal public transportation tax, federal charges for security review, charges for the use of airport facilities and taxes related to international arrivals and departures that the Company charges passengers n behalf of governmental entities and airports. These taxes, rights and tariffs are paid to those entities periodically.

21060080: At June 30, 2014, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps.1,009,910 and Ps.7,987, respectively.

At December 31, 2013, this item is comprised of other accrued liabilities and liabilities contracted with related parties in the amount of Ps.1,032,582 and Ps.3,036, respectively.

30070000: At June 30, 2014 and December 31, 2013, the treasury shares value is presented exclusively in this item.